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                                  SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant             | |

Filed by a party other than the Registrant

         Check the appropriate box:

| |      Preliminary Proxy Statement

| |      Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))

| |      Definitive Proxy Statement

| |      Definitive Additional Materials

|X|      Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                            NOONEY REALTY TRUST, INC.

                (Name of Registrant as Specified in Its Charter)

                            THE COMMITTEE TO INCREASE
                              SHAREHOLDER VALUE AT
                            NOONEY REALTY TRUST, INC.

        (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

|X|     No fee required

| |     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.






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         (1)     Title of each class of securities to which transaction applies:

         (2)     Aggregate number of securities to which  transactions  applies:

         (3)     Per  unit  price  or other  underlying  value  of   transaction
                 computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

         (4)     Proposed maximum aggregate value of transaction:

         (5)     Total Fee paid:

| |      Fee paid previously with preliminary materials

| | Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)      Amount previously paid:

         (2)      Form, Schedule or Registration Statement No.:

         (3)      Filing party:

         (4)      Date filed:




                                        2

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                 The Committee to Increase Shareholder Value at
                            Nooney Realty Trust, Inc.
                              1100 Main, Suite 2100
                              Kansas City, MO 64105

                                IMPORTANT UPDATE


                                  June 27, 1997


Dear Fellow Nooney Shareholders

         After our court hearing on June 13, 1997 and extensive negotiations with Nooney Realty Trust, Inc. and its counsel, it was agreed to postpone the Annual Meeting of Shareholders. This is great news for all shareholders because we now will have an opportunity to present our position with adequate time for you to make an informed decision. We have leveled the playing field.

         Additionally, the Settlement Agreement requires Nooney to call a Special Meeting before the Annual Meeting. The Special Meeting will have only one proposal on the agenda. The proposal will concern Management's amendment to
Article VIII of the Bylaws to allow, among other things, the PICO Group to maintain its 23.3% holdings in the Trust. The Bylaws currently limit any single group to a maximum holding of 9.8% in the Trust making it impossible for the Trust to violate the Internal Revenue Service's "closely held test," which would jeopardize the tax status of the Trust.

         In an effort to keep you informed and to provide additional background material, we have enclosed two recent unbiased newspaper articles.

         We look forward to delivering our proxy solicitation material for the Special Meeting to you within several weeks. If you have any questions during this interviewing period, please call D.F. King & Co., Inc., which is assisting the Committee with this matter. They can be reached, toll-free, at 1-800-326-3066

         Thank you again for your support.

                                              Sincerely,


                                              /s/David L. Johnson
                                              David L. Johnson, CPA
                                              For the Committee

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St. Louis Business Journal
June 16-22, 1997

                      NOONEY RISKS BANKRUPTCY, PROXY WARNS
                                By LARRY HOLYOKE

         Gregory Nooney, Jr., beset by lawsuits from family members and under attack from shareholders in one of his real estate investment rusts, may be at risk of bankruptcy, according to statements by one of his own companies.
         A proxy statement filed with the Securities and Exchange Commission in March by the Nooney Income Fund Ltd. urges shareholders to consider the possibility of Nooney's bankruptcy.
         The proxy urges shareholders to elect Nooney's daughter, Patricia, as second managing general partner because of this risk.
         The proxy states, "The possibility of bankruptcy exists because of (i) judgments which have been obtained against Mr. Nooney by certain family members
 . . . and (ii) other debts and guarantees of debt of various of his and Nooney Company's creditors."
         In a written statement, Nooney said the chances of bankruptcy were "very remote" and that it was mentioned in the proxy at the urging of his lawyers only because bankruptcy would force him to resign as managing partner.
         "Frankly, our attorneys were erring on the side of caution by even mentioning it in the proxy. As of today, we have received 95 percent approval from shareholders that have voted," Nooney said in his statement.
         Nooney, 66, pointed out that the proxy is so cautious that it also mentions he might die.
         According to Nooney's statement, "The only and whole purpose of our proxy was to appoint another general partner for the Nooney Income Fund."
         The Nooney family members have been leading figures in St. Louis real estate since Nooney's father, Gregory Nooney Sr., got into the business in the mid-1940s. Nooney Krombach Co. is one of the area's leading commercial real estate firms.
         The proxy's passage about the possibility of Nooney's bankruptcy was cited in a lawsuit filed June 5 by a Kansas City real estate company. That lawsuit accuses a separate Nooney concern, the Nooney Realty Trust Inc., of failing to follow its own bylaws and obstructing efforts to bring an alternate slate of director candidates before shareholders (see story on page 38A).
         The judgments against Nooney mentioned by the proxy are apparently a pair of lawsuits won by Nooney's brother John and two of the brother's daughters in 1996, which are now under appeal.
         In one, Deborah Nooney and Nancy Nooney, who are daughters of John Nooney, were awarded $183,247 in 1996. The daughters are beneficiaries of a trust left them by their grandfather, Gregory Nooney Sr. The suit accused Gregory Nooney Jr., who was trustee, of loaning unsecured funds from the trust to one of his companies and causing the trust to incur a loss.
         In the other judgment, John Nooney was awarded $685,000 in 1996. John Nooney had accused his brother of causing him large losses through arrangements made in 1985 to buy out a third person, who had a stake in a partnership which both brothers were part of.



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         Gregory Nooney Jr. said in a statement that this judgment was "against
Nooney Co., the parent company, and has absolutely no impact on Nooney Realty Trust or Nooney Krombach Co."




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             GREG NOONEY SUED OVER REALTY TRUST; PROXY WAR EXPECTED
                                By LARRY HOLYOKE

         A Kansas City-based real estate company has sued Gregory Nooney Jr. over alleged mismanagement of a $10 million real estate investment trust and is gearing up to wage a proxy war to take control of the trust.
         Maxus Properties Inc.'s suit accuses Nooney Realty Trust Inc. of violating its own bylaws, paying out inflated fees to Nooney-related entities even as the trust turned in dismal returns, and violating Missouri law with actions aimed at stymying its efforts to reach shareholders.
         In a written statement, Gregory Nooney Jr., said "we believe the suit has no merit."
         The suit, filed June 5 by Maxus subsidiary Kelcor Inc., asks the St. Louis County Circuit Court to force the trust to delay a shareholders meeting set for July 3, so Kelcor can put an alternative slate of directors before shareholders via proxy. Kelcor is the Maxus affiliate that owns 40,000 shares, or 4.6 percent, of Nooney Realty Trust's outstanding shares.
         The suit says that $100 invested in the trust when it was launched in 1984 would be worth only $50 now.
         And according to Nooney Realty Trust's proxy, $100 invested in the trust in 1991 would yield a total of $161 in 1996, compared to $292 for the average trust as measured by the National Association of Real Estate Investment Trusts Total Return Index.
         The suit also says that Nooney Realty Trust hurt shareholders by failing to enforce its own bylaws.
         One of those bylaws states that no investor may hold "directly or indirectly" more than 9.8 percent of the outstanding shares of the trust which trade on NASDAQ. This provision is aimed at heading off accumulation of shares by a single investor or group of investors that would lead to the loss of favorable tax treatment for the trust.
         But Columbus, Ohio-based PICO Holdings Inc. and its subsidiaries ran up a stake of 23.3 percent, even after receiving warnings about the cap.
         According to the suit, that should have triggered provisions in trust bylaws under which PICO's shares in excess of the cap would be retired. In other words, the part of PICO's investment would go up in smoke at the stroke of an accountant's pen. PICO would stand to lose about $1 million.
         Maxus Vice President David Johnson says that would be good for the value of the remaining shares, because each share would represent a greater portion of the company.
         Nooney countered that "Our shareholders have been advised fully about the circumstances surrounding PICO's ownership position, and Mr. Johnson's demands in proxy materials that have been mailed to the shareholders in connection with our annual shareholder meeting."



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         Nooney's  proxy  statement  says the trust informed PICO of the problem and subsequently was told by PICO that it had sold some of the shares to a wholly-owned subsidiary, Physician's Insurance Co. According to the proxy, PICO said its counsel had determined that this subsidiary could be deemed a separate owner for the purposes of Nooney Realty Trust bylaws.